EXHIBIT (a)(1)(D)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
UNITED INDUSTRIAL CORPORATION
at
$81.00 Net Per Share
by
Marco Acquisition Sub Inc.
an indirect wholly owned subsidiary of
Textron Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 13, 2007, UNLESS THE OFFER IS EXTENDED.

October 16, 2007

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been engaged by Marco Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Textron Inc., a Delaware corporation (“Textron”), to act as dealer managers (“Dealer Managers”) in connection with Purchaser’s offer to purchase all outstanding shares of common stock (“UIC Common Stock”), par value $1.00 per share (“Shares”), of United Industrial Corporation, a Delaware corporation (“UIC”), at a price of $81.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among others things, that (a) there shall be validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as it may be extended) and not withdrawn, a number of Shares that, together with the Shares then directly or indirectly owned by Textron, represents a majority of all fully diluted shares of UIC Common Stock which means the number at Shares outstanding, together with all shares of UIC Common Stock which UIC would be required to issue pursuant to outstanding options or other securities convertible into or exchangeable for UIC Common Stock, (b) the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger (as defined below)) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (c) approval pursuant to the Act Against Restraints to Competition and the Austrian Cartel Act 2005 shall have been obtained and (d) subject to certain exceptions, no event, change, development or occurrence shall have occurred after October 7, 2007 that has had or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, results of operations or financial condition of UIC and its subsidiaries taken as a whole. The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase. The initial offering period of the Offer will expire at the Expiration Date (as defined in Section 1 of the Offer to Purchase). Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and at any time after December 15, 2007 unless theretofore accepted for payment as provided in the Offer to Purchase.

Enclosed herewith are the following documents:

1.     Offer to Purchase, dated October 16, 2007;

2.     Letter of Transmittal to be used by stockholders of UIC in accepting the Offer and tendering Shares;

3.     Notice of Guaranteed Delivery;

4.     Guidelines for Certification of Taxpayer Identification Number on Form W-9;

5.     A letter to stockholders of UIC from the President and Chief Executive Officer of UIC, accompanied by UIC’s Solicitation/Recommendation Statement on Schedule 14D-9;

6.     A printed letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

7.     Return envelope addressed to the Depositary (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 7, 2007, among Purchaser, UIC and Textron, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into UIC, with UIC surviving as an indirect wholly owned subsidiary of Textron (the “Merger”) and each issued and outstanding Share (other than Shares held in the treasury of UIC, owned by Textron, Purchaser or any subsidiary of Textron or UIC, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any required withholding taxes, payable upon the surrender of the certificate formerly representing such Share.

The UIC board of directors has unanimously (other than one recused director) approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of UIC and UIC’s stockholders. The UIC board of directors unanimously (other than one recused director) recommends that UIC’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will be deemed to have accepted for payment, and will pay for, all Shares validly tendered and not properly withdrawn by the Expiration Date if and when Purchaser gives oral or written notice to the American Stock Transfer & Trust Company (the “Depositary”) of Purchaser’s acceptance of the tenders of such Shares for payment pursuant to the Offer. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or, with respect to Eligible Institutions (as defined in the Offer to Purchase), facsimile thereof), properly completed and duly executed, with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or any other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by the Dealer Managers or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (in the case of any book-entry transfer), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either certificates representing the tendered Shares should be delivered or such Shares must be delivered to the Depositary pursuant to the procedures for book-entry transfers, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Neither Textron nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Managers, the Information Agent and the Depositary as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer will expire at 12:00 midnight, New York City time, on Tuesday, November 13, 2007, unless the Offer is extended. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and at any time after December 15, 2007 unless theretofore accepted for payment as provided in the Offer to Purchase.

If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Date, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to D.F. King & Co., Inc., the information agent for the Offer, at the address and telephone number set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Purchaser’s expense.

Very truly yours,
MERRILL LYNCH & CO. AND ROTHSCHILD INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF TEXTRON, PURCHASER, UIC, THE INFORMATION AGENT, THE DEPOSITARY, THE DEALER MANAGERS OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.